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Exhibit (e)(15)

SEVERANCE & RELEASE AGREEMENT

        This Severance Agreement and Release ("Agreement") is made by and between Openwave Systems Inc. (the "Company"), and David Peterschmidt ("Employee") on June 4, 2007.

        WHEREAS, Employee has been employed by the Company since November 2, 2004, and desires to resign as an employee and member of the Board of Directors of Company, including as an officer, director, employee of, or similar positions with, the Company and its subsidiaries and affiliates;

        WHEREAS, the Company and Employee have entered into a Confidential Information and Invention Assignment Agreement (the "Confidentiality Agreement") dated November 1, 2004, and incorporated herein by reference;

        WHEREAS, the Company and Employee have entered into an employment agreement, dated November 1, 2004 (the "Employment Agreement") and incorporated herein by reference;

        WHEREAS, the Company and Employee have entered into a Change of Control Severance Agreement dated November 1, 2004 (the "CoC Agreement") and incorporated herein by reference;

        WHEREAS, Employee is an eligible participant in the Openwave Executive Severance Benefit Policy (the "Severance Policy"); and

        WHEREAS, the Company desires to extend to Employee certain severance benefits consistent with and in addition to the benefits that Employee would otherwise be entitled to as of the date of this Agreement under the Employment Agreement, the Severance Policy, the CoC Agreement and any other agreement, plan, program, policy or arrangement to which Employee may be eligible in connection with his employment with the Company to assist Employee with the transition to new employment, and in return, Employee has agreed to release the Company from any claims arising from or related to the employment relationship;

        NOW THEREFORE, in consideration of the mutual promises made herein, the Company and Employee (collectively referred to as the "Parties") hereby agree as follows:

        A.    Final Date of Employment; Resignation from All Positions.    Employee's employment with the Company will end on July 1, 2007 (the "Final Date of Employment"). This Agreement shall become effective (the "Effective Date") on the later to occur of: (i) the Final Date of Employment and (ii) the Revocation Expiration Date (as defined in Paragraph I, below). Prior to the Final Date of Employment, Employee's employment shall continue to be at-will, as defined under applicable law, and Employee shall continue to perform his current duties and all others duties assigned and consistent with his current duties. Effective as of the date of this Agreement first written above, Employee hereby resigns from his position as a member of the Board of Directors of the Company and of the boards of directors or similar bodies of the Company's subsidiaries and affiliates, and as a member of any committee of any of the foregoing boards or similar bodies, and from each other position, if any, that he occupies with the Company or any subsidiary or affiliate thereof.

        B.    Incentive Compensation.    Company represents that Employee is a participant in and may be entitled to incentive compensation pursuant to the Fiscal Year 2007 Corporate Incentive Plan ("CIP"). To the extent that incentive compensation is payable but not yet paid to Employee for any quarter of FY 2007, Employee will be entitled to such incentive compensation pursuant to the terms of the CIP including, but not limited to the requirement that Employee be employed with the Company as of the last day of such quarter to be eligible for the applicable incentive compensation pursuant to the CIP.

        C.    Consideration.    Providing Employee (i) is not terminated for "cause" (as defined in the Employment Agreement) prior to the Final Date of Employment; (ii) executes and does not revoke a release of claims as set forth in Paragraph H and otherwise herein; and (iii) confirms in writing his agreement to continue to be bound by the Confidentiality Agreement, the Company agrees to provide Employee with the severance benefits described in Subparagraphs 1 through 3 of this Paragraph C;

provided, however, that in no event shall the payments or benefits described in Subparagraph 1, or any portion thereof, be paid or provided to Employee on a date that is later than two and one-half months after the end of the calendar year in which this Agreement becomes effective:

          1.     Within five (5) business days following the Effective Date, the Company will pay Employee severance compensation in the form of a lump sum payment equal to One Million Five Hundred Thousand Dollars ($1,500,000), which is the equivalent of 18 months' base salary plus target annual CIP bonus) (the "Severance Payment"). Customary payroll taxes and income tax withholding will be deducted from the Severance Payment.

          2.     The Company shall provide for accelerated vesting in full of the following grants (or indicated portion of a grant) of restricted stock, and that such vesting shall occur five (5) days following the Effective Date (the "Vesting Date"):

  Restricted Stock Awards:

Grant Date	Grant Number	Total Number of Shares Subject to Accelerated Vesting
11/2/2004	016348	125,000
10/13/2005	017667	50,000

  Employee acknowledges and agrees that the restricted stock grants identified above (i.e., Grant Nos. 016348 and 017667) are the only outstanding grants of restricted stock of the Company held by Employee as of the date Employee executes this Agreement, and any remaining shares of restricted stock subject to such grants shall not vest and shall be forfeited by Employee as of the Final Date of Employment. Employee hereby authorizes the Company to, and the Company shall, contingent upon the occurrence of the Vesting Date, withhold for purposes of satisfying the minimum required statutory applicable federal, state and payroll taxes with respect to the shares of restricted stock specified above, a number of shares of Company common stock that would be issued pursuant to such grants with an aggregate fair market value (as of the date the withholding is effected) that would satisfy the minimum withholding amount due. In addition, pursuant to the terms of the applicable stock option agreements and plans under which Employee was granted options to purchase common stock of the Company, Employee shall continue vesting in such stock options through the Final Date of Employment (unless his employment is terminated sooner), and shall not be entitled to continued vesting of his stock options after the Final Date of Employment. Employee's entitlement to exercise vested stock options following the Final Date of Employment shall be governed solely by the terms of the applicable stock option agreements and plans.

          3.     The Company shall at the Company's expense(on an after-tax basis to Employee) continue to provide Employee, and eligible dependents of Employee, with medical, dental and vision insurance benefit coverage in coordination with COBRA for a period of eighteen (18) months, providing Employee executes all necessary COBRA election documentation, which will be sent to Employee after Employee's Final Date of Employment. After 18 months, if Employee is entitled and wishes to continue such COBRA coverage, Employee will be required to pay all requisite premiums for such continued coverage.

        D.    Employee Acknowledgment.    Employee acknowledges and represents that the consideration described in Paragraph C, above, constitutes consideration beyond which Employee would otherwise be entitled to as of the Effective Date pursuant to any agreement, plan, program, policy or arrangement maintained by or with the Company and, but for the mutual covenants set forth in this Agreement, the Company would not otherwise be obligated to provide. Employee further acknowledges and agrees that the consideration described in Paragraph C represents the full amount payable to Employee in connection with Employee's separation from the Company (subject to his execution and non-revocation of a release of claims in favor of the Company, as described in Paragraph H, below), and that following the payment of such consideration, Employee shall not be entitled to any other payments or benefits under any agreement, plan, program, policy or arrangement of or with the Company, including, without limitation, the Employment Agreement, the CoC Agreement and the Severance Policy.

        E.    Confidential Information and Company Property.    Employee shall maintain the confidentiality of the terms of this Agreement and shall continue to maintain all confidential and proprietary information of the Company and shall continue to comply with the terms and conditions of the Confidentiality Agreement. Employee shall return all Company property and confidential and proprietary information in his possession to the Company on or before the Final Date of Employment.

        F.    Payment of Salary.    Employee acknowledges and represents that the Company has paid all salary, wages, bonuses, commissions and any and all other benefits due to Employee through the date Employee signs this Agreement, except that any time worked between the date Employee signs this Agreement and the Final Date of Employment shall be paid on the Final Date of Employment.

        G.    Expense Reports.    Company agrees that it will pay all expenses incurred by Employee as part of his employment consistent with the provisions of Company's Travel and Expense reimbursement policy. Employee agrees that he shall submit all expense reports to Company no later than sixty (60) days following the Final Date of Employment.

        H.    Release of Claims.    Employee agrees that the consideration described in Paragraph C, above, represents settlement in full of all outstanding obligations owed to Employee by the Company. As used in this Agreement, the term "Company" shall include any predecessors to the Company. Employee, on behalf of himself, and his heirs, family members, executors, administrators and affiliates, and assigns, hereby fully and forever releases the Company and its officers, directors, employees, investors, stockholders, administrators, affiliates, divisions, subsidiaries, predecessor and successor corporations, insurers, and assigns (the "Released Parties"), from, and agrees not to sue concerning, any claim, duty, obligation or cause of action relating to any matters of any kind, whether presently known or unknown, suspected or unsuspected, arising from any omissions, acts or facts that have occurred up until and including the Effective Date, including, without limitation:

          1.     any and all claims relating to or arising from Employee's employment relationship with or service as a director of the Company or the termination of such relationships;

          2.     any and all claims relating to, or arising from, Employee's right to purchase, or actual purchase of shares of stock of the Company, including, without limitation, any claims for fraud, misrepresentation, breach of fiduciary duty, breach of duty under applicable state corporate law, and securities fraud under any state or federal law;

          3.     any and all claims any claims in law, equity, contract, tort, or any claims, including any and all claims for wrongful discharge of employment; termination in violation of public policy; discrimination; breach of contract, both express and implied; breach of a covenant of good faith and fair dealing, both express and implied; promissory estoppel; negligent or intentional infliction of emotional distress; fraud; negligent or intentional misrepresentation; negligent or intentional interference with contract or prospective economic advantage; unfair business practices; defamation; libel; slander; negligence; personal injury; assault; battery; invasion of privacy; false imprisonment; and conversion;

          4.     any and all claims for violation of any federal, state or municipal statute, regulation or ordinance, but not limited to, Title VII of the Civil Rights Act of 1964, the Civil Rights Act of 1991, the Age Discrimination in Employment Act of 1967, the Americans with Disabilities Act of 1990, the Fair Labor Standards Act, the Older Worker Benefit Protection Act ("OWBPA") the Employee Retirement Income Security Act of 1974, The Worker Adjustment and Retraining

  Notification Act; the California Fair Employment and Housing Act, California Labor Code and section 970, et seq. and California Labor Code section 1400, et seq. ("California WARN Act");

          5.     any and all claims for violation of the federal, or any state, constitution;

          6.     any and all claims arising out of any other laws and regulations relating to employment or employment discrimination or unlawful harassment; and

          7.     any and all claims for attorneys' fees and costs.

        The Company and Employee agree that the release set forth in this Paragraph H shall be and remain in effect in all respects as a complete general release as to the matters released. This release does not extend to any obligations incurred under this Agreement and this release does not apply to any claims or rights that may not be released as a matter of law, such as Employee's indemnity rights under California Labor Code section 2802.

        I.    Acknowledgment of Waiver of Claims under ADEA and the OWBPA.    Employee acknowledges that he is waiving and releasing any rights he may have under the Age Discrimination in Employment Act of 1967 ("ADEA") and the OWBPA and that this waiver and release is knowing and voluntary. Employee and the Company agree that this waiver and release does not apply to any rights or claims that may arise under ADEA after the Effective Date. Employee acknowledges that the consideration given for this waiver and release Agreement is in addition to anything of value to which Employee was already entitled. Employee further acknowledges that he has been advised by this writing that (a) he should consult with an attorney prior to executing this Agreement; (b) he has up to twenty-one (21) days within which to consider this Agreement; (c) he has at least seven (7) days following the execution of this Agreement by the Parties to revoke the Agreement; and (d) this Agreement shall not be effective until the revocation period has expired (the "Revocation Expiration Date").

        J.    Civil Code Section 1542.    Employee understands and agrees that the release set forth in this Agreement covers both claims that Employee knows about and those that he may not know about. Employee waives any rights afforded by Section 1542 of the California Civil Code, which reads as follows:

  A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM MUST HAVE MATERIALLY AFFECTED HIS SETTLEMENT WITH THE DEBTOR.

        Employee, being aware of said code section, agrees to expressly waive any rights he may have thereunder, as well as under any other statute or common law principles of similar effect.

        K.    No Pending or Future Lawsuits.    Company and Employee represent that they have no lawsuits, claims, or actions pending in their names, or on behalf of any other person or entity, against the other or any other person or entity referred to herein. Employee and the Company further represent that they do not intend to bring any claims on their own behalf or on behalf of any other person or entity against the other or any other person or entity referred to herein.

        L.    Non-Disparagement.    Employee and the Company agree that they will not act in any manner that might disparage the other in any way whatsoever, except as may be required (a) to comply with applicable law, or (b) with respect to any agent or representative of the Company, in connection with the carrying out of their duties.

        M.    No Admission of Liability.    No action taken by the Parties hereto, or either of them, either previously or in connection with this Agreement shall be deemed or construed to be (a) an admission of the truth or falsity of any claims heretofore made or (b) an acknowledgment or admission by either party of any fault or liability whatsoever to the other party or to any third party.

        N.    Costs.    The Parties shall each bear their own costs, expert fees, attorneys' fees and other fees incurred in connection with this Agreement.

        O.    Dispute Resolution.    In the event of any dispute or claim relating to or arising out of this Agreement, the Parties' employment relationship, or the termination of that relationship for any reason (including, but not limited to, any claims of breach of contract, wrongful termination, fraud, retaliation, discrimination or harassment), the Parties agree that all such disputes/claims will be resolved by means of a court trial conducted by the superior or district court in San Mateo or Santa Clara County, California. The Parties hereby irrevocably waive their respective rights to have any such disputes/claims tried by a jury, and the Parties hereby agree that such courts will have personal and subject matter jurisdiction over all such claims/disputes. Notwithstanding the foregoing, in the event of any such dispute/claim, the Parties may agree to mediate or arbitrate the dispute/claim on such terms and conditions as may be agreed to in writing by the Parties, consistent with applicable law.

        P.    Authority.    The Company represents and warrants that the undersigned has the authority to act on behalf of the Company and to bind the Company and all who may claim through it to the terms and conditions of this Agreement. Employee represents and warrants that he has the capacity to act on his own behalf and on behalf of all who might claim through him to bind them to the terms and conditions of this Agreement. Each Party warrants and represents that there are no liens or claims of lien or assignments in law or equity or otherwise of or against any of the claims or causes of action released herein.

        Q.    No Representations.    Each party represents that it has had the opportunity to consult with an attorney, and has carefully read and understands the scope and effect of the provisions of this Agreement. Neither party has relied upon any representations or statements made by the other party hereto which are not specifically set forth in this Agreement.

        R.    Severability.    In the event that any provision hereof becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, this Agreement shall continue in full force and effect without said provision.

        S.    Entire Agreement.    This Agreement represents the entire agreement and understanding between the Company and Employee concerning Employee's separation from the Company, and supersedes and replaces any and all prior agreements, arrangements and understandings concerning Employee's relationship with the Company and his compensation by the Company, including, without limitation the Employment Agreement, the CoC Agreement, the Severance Policy, and any applicable option or restricted stock agreement or related plan; provided, however, that Employee acknowledges and agrees that he remains subject to certain obligations under the Employment Agreement and the Confidentiality Agreement. In addition, for the avoidance of doubt, any indemnity provisions and similar rights that might exist in favor of former employees at law, under the Company's bylawsor under any indemnification agreement Employee has with the Company are not modified or extinguished by this Agreement.

        T.    No Oral Modification.    This Agreement may only be amended in writing signed by Employee and an authorized officer of the Company.

        U.    Governing Law.    This Agreement shall be governed by the laws of the State of California (without regard to the principles of conflict of laws thereof).

        V.    Counterparts.    This Agreement may be executed in counterparts, and each counterpart shall have the same force and effect as an original and shall constitute an effective, binding agreement on the part of each of the undersigned.

        W.    Voluntary Execution of Agreement.    This Agreement is executed voluntarily and without any duress or undue influence on the part or behalf of the Parties hereto, with the full intent of releasing all claims. The Parties acknowledge that:

          1.     They have read this Agreement;

          2.     They have been represented in the preparation, negotiation, and execution of this Agreement by legal counsel of their own choice or that they have voluntarily declined to seek such counsel;

          3.     They understand the terms and consequences of this Agreement and of the releases it contains;

          4.     They are fully aware of the legal and binding effect of this Agreement.

        IN WITNESS WHEREOF, the Parties have executed this Agreement on the respective dates set forth below.

David Peterschmidt, an individual
Dated:	June 4, 2007
Effective 7 days after signed by Employee and Openwave.		/s/ DAVID PETERSCHMIDT Please note change of address if different:
OPENWAVE SYSTEMS INC.
Dated:	6/4, 2007	By:	/s/ ROBERT VRIJ
		Name:	Robert Vrij
		Title:	President & CEO

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SEVERANCE & RELEASE AGREEMENT